November 27, 2013	Heath Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

VIA OVERNIGHT COURIER

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

100 F. Street, NE, Main Filing Desk

Washington, DC 20549

RE:	Carter Validus Mission Critical REIT II, Inc.
CIK No. 0001567925

Dear Ms. Gowetski:

On behalf of Carter Validus Mission Critical REIT II, Inc. (the “Company”), please find transmitted herewith for filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2013 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated November 4, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: We note your response to comment 4 of our letter dated September 3, 2013. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response: The Company had discussed these matters with the Staff in the Division of Investment Management. Any revisions in response to these discussions will be made in a pre-effective amendment to the Registration Statement.

Comment No. 2: Please remove your disclosure on the top of the cover page which states that the registration statement has been confidentially submitted.

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MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

November 27, 2013

Response: The Company has revised the cover page of the Registration Statement to remove the disclosure noted above in response to the Staff’s comment.

Questions and Answers About This Offering, page 1

Q: What are some of the most significant risks relating to an investment in Carter Validus Mission Critical REIT II, Inc.?, page 1

Comment No. 3: We note your response to comment 15 of our letter dated September 3, 2013. Please revise to briefly explain the nature of the risk that the fees you pay to affiliates were not determined on an arms-length basis.

Response: The Company has revised the Prospectus cover page, the “Questions and Answers About This Offering—What are some of the most significant risks relating to an investment in Carter Validus Mission Critical REIT II, Inc.?” section beginning on page 1 of the Prospectus and the “Prospectus Summary—Summary Risk Factors” section beginning on page 13 of the Prospectus to reflect the disclosure requested by the Staff.

Comment No. 4: We note your response to comment 17 of our letter dated September 3, 2013 in which you indicate that you will provide a cross-reference to the sections of the prospectus which contain the requested information. When such information is available, in lieu of a cross-reference, please specifically identify, under this heading, the management and key personnel of your advisor who must determine which investment opportunities to recommend to and how to allocate resources as well as your officers and two directors that will face conflicts because of their affiliation with your advisor.

Response: The Company hereby confirms that the “Prospectus Summary – Conflicts of Interest” section on page 15 of the Prospectus will be revised in a pre-effective amendment to the Registration Statement to identify the members of the Company’s investment committee, including the individual who will make determinations as to which investment opportunities to recommend, when such information is available.

Dealer Manager, page 81

Comment No. 5: We note your response to comment 23 of our letter dated September 3, 2013. Please revise to clarify the dates of Patrick Miller’s employment with SIC Advisors, LLC and Trilinc Advisors, LLC, and when he began serving on the Board of Trustees for the Investment Program Association. Please refer to Item 401(e) of Regulation S-K.

Response: The Company revised the “Management – Affiliated Companies – Dealer Manager” section beginning on page 81 of the Prospectus to clarify the dates of Mr. Miller’s service with SIC Advisors, LLC, Trilinc Advisors, LLC and the Investment Program Association.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

November 27, 2013

Conflicts of Interest, page 92

Interests in Other Real Estate Programs, page 92

Comment No. 6: We note your response to comment 24 of our letter dated September 3, 2013 and your disclosure on page 93 that you may acquire, or seek to acquire, properties in the same geographic areas where properties owned by Carter Validus Mission Critical REIT, Inc. or other programs sponsored by affiliates of your advisor are located. Please revise to clarify that you have identified all affiliated programs and entities that directly compete with you, or identify such affiliated programs and entities.

Response: The Company revised the “Conflicts of Interest” section beginning on page 93 of the Prospectus to clarify that Carter Validus Mission Critical REIT, Inc. is the only affiliated program currently in existence that may have a conflict of interest related to the acquisition of properties.

Prior Performance Summary, page [119]

Comment No. 7: We note that Mr. Carter, your sponsor, is one of the principals of Carter & Associates. Please tell us whether Mr. Carter has investment control over Carter & Associates and more fully describe his role at Carter & Associates. We may have further comment.

Response: The Company hereby confirms that John Carter does not have investment control over Carter & Associates. The Company submits that in his capacity as principal of Carter & Associates, Mr. Carter participates in ownership decisions and voting, but is currently not actively involved in investment and development activities at Carter & Associates.

Comment No. 8: We note you include informative in the prior performance narrative relating to non- program properties. Please explain to us the relevance of such disclosure as investing for one’s own account may have a different investment objective and risk profile.

Response: The Company revised the “Prior Performance Summary” section beginning on page 119 of the Prospectus to remove the subsection previously captioned “Prior Performance Summary – Non-Program Properties.”

Carter Validus Mission Critical REIT, Inc., page [119]

Comment No. 9: We note your disclosure on page [119] that Carter Validus Mission Critical REIT, Inc. (i) has an average yield of 9.4%, (ii) currently pays a 7% annual distribution and (iii) is covering actual distributions paid on an MFFO basis from income from the properties. We also note Table III that indicates Carter Validus Mission Critical REIT, Inc. paid distributions from sources other than operations within the last three years. Please explain to us how you calculated the 9.4% yield and revise to more fully explain the distribution coverage. In addition, please remove the reference to covering actual distributions paid on an MFFO basis.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

November 27, 2013

Response: The Company submits that average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The Company submits that its properties are generally subject to a long-term net lease. Accordingly, the Company submits that average annual rental income is the more appropriate figure from which to calculate average yield, as compared to net operating income.

The Company revised the “Market Overview – Acquisition Strategy” and “Prior Performance Summary – Carter Validus Mission Critical REIT, Inc.” sections beginning on pages 67 and 119 of the Prospectus, respectively, to remove the disclosure relating to MFFO in response to the Staff’s comment. The Company revised the “Prior Performance Tables – Table III” included as Exhibit A to the Prospectus to disclose that the 2011 and 2012 distribution amounts represent excess distributions paid out of net proceeds from the Company’s offering and the 2013 distribution amount represents cash distributions to investors from cash provided by operations.

Part II. Information Not Required in Prospectus, page II-1

Exhibit Index

Comment No. 10: We note your response to comment 32 of our letter dated September 3, 2013. We further note that the exhibit list includes the Form of Articles of Amendment and Restatement and Form of Bylaws. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response: The Company intends to file an executed version of the Company’s articles of amendment and restatement and approved bylawsin a pre-effective amendment to the Registration Statement.

Appendix A

Comment No. 11: Please revise your Prior Performance Tables such that they are preceded by a narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record and the tables, and explains where additional information can be obtained on request and includes a glossary of terms used in the tables. Each of the tables should be introduced by a brief narrative explaining the objective of the table and what it covers so that the investor will be able to understand the significance of the information presented. Please refer to Industry Guide 5, Instructions to Appendix II.

Response: The Company has revised the “Prior Performance Tables” included as Exhibit A to the Prospectus in response to the Staff’s comment by providing narrative summaries that precede each table.

Table I

Comment No. 12: We note the headings “Gross proceeds” and “Gross proceeds from investors.” Please tell us why you have these two headings and revise to explain what you mean by “Gross proceeds from investors.” To the extent that such amount is what you have raised from third parties, please revise to clarify and include only such amount in the table.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

November 27, 2013

Response: The Company has revised the “Prior Performance Tables – Table I” included as Exhibit A to the Prospectus in response to the Staff’s comment by providing disclosure for “Gross proceeds from investors” and removing the heading captioned “Gross proceeds.” As revised, footnote (1) of Table I discloses that that “Gross proceeds from investors” represents $531,467 from outside investors and $10,467 pursuant to the Company’s distribution reinvestment plan.

Comment No. 13: We note your disclosure in footnote (4) to Table I on page A-1. Please revise this footnote to update and also to clarify how many months it has been to date.

Response: The Company has revised footnote (4) to the “Prior Performance Tables – Table I” section on page A-1 of the Prospectus in response to the Staff’s comment.

Table III

Comment No. 14: Please revise to clarify what you mean by “Other” under “Less: Cash distributions to investors from:” and quantify the amount from each other source in footnote (2) relating to cash distributions to investors.

Response: The Company has revised the “Prior Performance Tables – Table III” section on page A-3 of the Prospectus to include footnote disclosure that clarifies that “Other” under “Less: Cash distributions to investors from” includes 2011 and 2012 distribution amounts from excess distributions paid out of net proceeds from the Company’s offering and the 2013 distribution amount from cash provided by operations.

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Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Sincerely,

/s/ Heath D. Linsky
Heath D. Linsky